SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

QUARTERLY FILING CERTIFICATE

PURSUANT TO ORDER GRANTING EXEMPTIONS

UNDER SECTION 3(b) TO

FOREIGN PUBLIC UTILITY COMPANIES

Release No 35-27497; File No. 70-10013

DUKE ENERGY CORPORATION

526 S. Church Street

Charlotte, North Carolina 28202

(Name of the company filing this certificate and

address of its principal executive office)

David L. Hauser

Senior Vice President and

Treasurer

Duke Energy Corporation

526 S. Church Street

Charlotte, North Carolina 28202

(Name and address of agent for service)

Please also submit copies of all correspondence to:

Robert T. Lucas III

Duke Energy Corporation

422 South Church Street

Charlotte, North Carolina 28201-1244

By order issued March 8, 2002, the Commission granted the application of Duke Energy Corporation (“Duke Energy”) under section 3(b) of the Public Utility Holding Company Act of 1935, as amended. The Commission’s order required Duke Energy to file, on a quarterly basis, a certificate containing certain information regarding the capitalization and senior debt ratings of Duke Energy. Pursuant to that requirement, Duke Energy hereby submits its certificate.

CERTIFICATE

The undersigned officer of Duke Energy Corporation hereby certifies as follows:

1. The following table shows Duke Energy’s total capitalization as of September 30, 2003

Capitalization (in millions of dollars)
September 30, 2003
Notes Payable and Commercial Paper	$494
Long-Term Debt (including current portion)[a]	23,470
Guaranteed Preferred Beneficial Interests in Subordinated Notes of Duke Energy or Subsidiaries[a]	—
Preferred and Preference Stock (including current portion)[a]	134
Minority Interests[a]	1,716
Total Common Stock Equity	15,932

Total Capitalization	$41,746

a Upon the implementation of Statement of Financial Accounting Standards No. 150 “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” effective July 1, 2003, $1,200 million of trust preferred securities which had been previously classified as Guaranteed Preferred Beneficial Interests in Subordinated Notes of Duke Energy or Subsidiaries were reclassified to Long-Term Debt. Additionally, $23 million of preferred stock with sinking fund requirements, which had been previously classified as Preferred and Preference Stock with Sinking Fund Requirements, and approximately $23 million of a Duke Energy subsidiary’s preferred and preference stock, which had been previously classified as Minority Interests, were reclassified to Long-Term Debt.

2. As of September 30, 2003, Duke Energy’s senior unsecured debt ratings were Baa1 from Moody’s Investors Service, Inc., BBB+ from Standard & Poor’s Rating Service, a division of The McGraw-Hill Companies, Inc. and BBB+ from Fitch Ratings.

IN WITNESS WHEREOF, the undersigned has hereunto set his hand this 19th day of November, 2003.

/s/ Myron L. Caldwell
Myron L. Caldwell
Vice President, Corporate Finance
Respectfully submitted,
DUKE ENERGY CORPORATION
	By:	/s/ Robert T. Lucas III
Robert T. Lucas III
Assistant Secretary
Dated: November 19, 2003